UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

Henry B. Tippie, c/o Dover Motorsports, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810
(302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
	(A)	Estate of John W. Rollins, Sr. (E.I.N. # 54-6461824)
	(B)	Henry B. Tippie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
	(A)	State of Delaware
	(B)	United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
		(A)	8,000,000
		(B)	3,820,700

	8.	Shared Voting Power
		(A)	0
		(B)	192,000

	9.	Sole Dispositive Power
		(A)	8,000,000
		(B)	3,290,700

	10.	Shared Dispositive Power
		(A)	0
		(B)	192,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	(A)	8,000,000
	(B)	4,012,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
	(A)	32.8%
	(B)	20.1%

14.	Type of Reporting Person (See Instructions)
	(a)	00
	(b)	IN

This filing is being made to update percentages previously disclosed.  The number of outstanding shares of the Company’s Common Stock has increased in connection with the conversion of shares of Class A Common Stock to Common Stock by other shareholders.  October 27, 2005, the date of the event which requires the filing of this statement, represents the date on which the last such conversion necessitated a filing under Rule 13d-2(a).  Other than Item 5 below, there have been no changes to the other Items of this Schedule from prior filings.

Item 5.	Interest in Securities of the Issuer
(a)	(A) Estate:

Amount beneficially owned:  8,000,000.  The Estate beneficially owns 8,000,000 shares of Class A Common Stock or 32.8% of the Common Stock (which for purposes of this calculation is based on 16,400,532 shares of Common Stock outstanding to which have been added 8,000,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Estate into shares of Common Stock).

(B) Mr. Tippie:

Amount beneficially owned: 4,012,700. The Reporting Person beneficially owns 482,700 shares of Common Stock and 3,530,000 shares of Class A Common Stock or 20.1% of the Common Stock (which for purposes of this calculation is based on 16,400,532 shares of Common Stock outstanding to which have been added 3,530,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).  The above numbers include 530,000 shares of Class A Common Stock over which Mr. Tippie has voting control only (but not the power to dispose of the shares and no pecuniary interest in the shares), 42,000 shares of Common Stock held as Co-Trustee and 150,000 shares of Common Stock held by Mr. Tippie’s wife.

(b)	(A)	Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.
	(B)	Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.

(c)	(A)	None.
	(B)	None.

(d)	(A)	None.
	(B)	None.

(e)	(A)	Not applicable.
	(B)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2005	Estate of John W. Rollins, Sr.

/s/ Henry B. Tippie
Henry B. Tippie, Executor

/s/ Henry B. Tippie
Henry B. Tippie, Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)